

21004913

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15644

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2020 _____ AND ENDING 09/30/2021 _____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FEDERATED SECURITIES INC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

680 Park Avenue

                            (No. and Street)

Huntington NY 11743

        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JUDITH KING	631 421 4499	J1395KING@YAHOO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP

(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUDITH KING _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FEDERATED SECURITIES INC _____, as of SEPTEMBER 30 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


CARL LANZISERA
Notary Public, State of New York
No. 4999241
Qualified in Suffolk County
Commission Expires July 20, 19___


Signature: _~Judith C K~_____

Title: _____
CHAIRPERSON

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Federated Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Federated Securities, Inc. (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Federated Securities, Inc. as of September 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Federated Securities, Inc.'s management. Our responsibility is to express an opinion on Federated Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Federated Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Federated Securities Inc.'s auditor since 2017.

Hauppauge, New York
November 24, 2021

Nawrocki Smith LLP

FEDERATED SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS

Cash and cash equivalents	$69,330
Clearing deposit	35,000
Commission receivable	52,297
TOTAL ASSETS	**$156,627**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities		$ 82,082

SUBORDINATED LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities subordinated to claims of

General creditors		50,000

SHAREHOLDER'S EQUITY
Common stock, no par value; authorized
1,000 shares; issued and outstanding

200 shares	$ 12,000	
Paid-in capital	5,000	
Accumulated gain	7,545	
TOTAL SHAREHOLDER'S EQUITY		24,545
TOTAL SUBORDINATED LIABILITIES AND SHAREHOLDER'S EQUITY		74,545
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$156,627

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Federated Securities, Inc. (the "Company") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934. The Company is currently a member of the Financial Industry Regulatory Authority (FINRA), the securities industry's non-governmental regulatory organization, formed by consolidation of the regulatory operations of FINRA and NYSE. The Company was formed in New Jersey on February 9, 1970. The Company engages in selling stocks, mutual funds, annuities, and tax shelters. Most of its income is derived from commissions.

The Company introduces its customer transactions to RBC Dain with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the firm for losses that it may sustain in relation to the Company's customers. There are no concentrations in the sales on behalf of any of the mutual funds in which it places customers.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, member and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis. For financial statement purposes, the difference between settlement date and trade date basis is not material.

The Company maintains its books and records on an accrual basis in accordance with accounting principles general accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with the clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregated by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $14,399 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is classified as a "C" Corporation for income tax.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended September 30, 2021 management has determined that there are no material uncertain income tax positions.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no known contingent liabilities at September 30, 2021.

6. PAYCHECK PROTECTION PROGRAM LOAN

On May 4, 2020, the Company received loan proceeds in the amount of $20,770 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The Company has used the proceeds for purposes consistent with the PPP. On April 22, 2021, the Company received notice that the loan has been forgiven.

7. SUBORDINATED LOANS

Judith C. King, the Chairwoman and sole shareholder of the Company, is owed $50,000 of subordinated loans from the Company, due at 6% interest. Interest of $3,000 was paid during the fiscal year.

Effective Date	Maturity Date	Amount
December 1, 1998	December 1, 2025	$35,000
December 30, 1998	December 30, 2025	15,000
Total		$50,000

8. RELATED PARTY TRANSACTION

Rent:
The offices of the Company are located in the building owned by the Chairperson and sole stockholder of the Company. There are separate electric meters for the offices. The other related expenses are paid for by the Company's funds. All charges are at the discretion of the shareholder. Rents are charged and paid for by the Company.

During the year ended September 30, 2021, rent expense incurred by the Company to the Chairperson and sole stockholder of the Company totaled $18,750.

Federated Holdings, Inc. is a related corporation used for insurance business.

9. RULE 15C3-3

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021 the Company had net capital of $34,545 which exceeded the minimum requirement of $5,472 by $29,073. The Company's ratio of aggregate indebtedness to net capital ratio was 2.376 to 1.

11. SUBSEQUENT EVENTS
Events have been evaluated through the date of the audit report, the date that these financial statements were available to be issued and no further information is required to be disclosed.